         FORM 3
                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                          17(a) of the Public Utility
 Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                      1940

(Print or Type Responses)


  1.  Name and Address of Reporting Person*                    2.  Date of Event
     EMAP plc                                                      Requiring Statement
      1 Lincoln Court                                              (Month/Day/Year)
      Lincoln Road                                             12/15/98
      Peterborough PE1 2RF                                     ----------------------------
      ENGLAND                                                  3.  IRS Identification
      EMAP Acquisition Corp.                                       Number of Reporting
      c/o EMAP plc                                                 Person, if an entity
      1 Lincoln Court                                              (voluntary)
      Lincoln Road                                             51-0385904
      Peterborough PE1 2RF
      ENGLAND
  -----------------------------------------------------------------------------------------
  TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
  -----------------------------------------------------------------------------------------
  1.  Title of Security                                        2.  Amount of Securities
      (Instr. 4)                                                   Beneficially Owned
                                                                   (Instr. 4)
  -----------------------------------------------------------------------------------------
      Class A Common Stock, par value $0.01 per share          0(1)
  -----------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------

                                                               4.  Issuer Name and Ticker or Trading Symbol
     EMAP plc                                                      Requiring Statement           The Petersen Companies, Inc. (PTN)
      1 Lincoln Court                                              (Month/Day/Year)          ---------------------------------------
------------
      Lincoln Road                                             12/15/98                      5.  Relationship of Reporting Person to
 Issuer
      Peterborough PE1 2RF                                     ----------------------------      (Check all applicable)
      ENGLAND                                                  3.  IRS Identification        ----- Director               X
      EMAP Acquisition Corp.                                       Number of Reporting       ------------------------------- 10% Own
er
      c/o EMAP plc                                                 Person, if an entity      ----- Officer (give title
      1 Lincoln Court                                              (voluntary)               ------------------------------- Other (
specify
      Lincoln Road                                             51-0385904                    below)                below)
      Peterborough PE1 2RF                                     ---------------------------------
      ENGLAND
  -----------------------------------------------------------------------------------------
  TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
  -----------------------------------------------------------------------------------------
  1.  Title of Security                                        3.  Ownership Form: Direct (D) or Indirect (I)
      (Instr. 4)                                                   (Instr. 5)
  -----------------------------------------------------------------------------------------
      Class A Common Stock, par value $0.01 per share          N/A
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------

                                                               4.  Issuer Name and Ticker or Trading Symbol 6.  If Amendment, Date o
f Original
     EMAP plc                                                      Requiring Statement           The Petersen Companies, Inc. (PTN)
                  (Month/Day/Year)
      1 Lincoln Court                                              (Month/Day/Year)          ---------------------------------------
------------  ------------------------------------
      Lincoln Road                                             12/15/98                      5.  Relationship of Reporting Person to
 Issuer       7.  Individual or Joint/Group
      Peterborough PE1 2RF                                     ----------------------------      (Check all applicable)
                  Filing (Check Applicable Line)
      ENGLAND                                                  3.  IRS Identification        ----- Director               X
              ----- Form filed by One Reporting
      EMAP Acquisition Corp.                                       Number of Reporting       ------------------------------- 10% Own
er                  Person
      c/o EMAP plc                                                 Person, if an entity      ----- Officer (give title
              X
      1 Lincoln Court                                              (voluntary)               ------------------------------- Other (
specify       ----- Form filed by More than One
      Lincoln Road                                             51-0385904                    below)                below)
                    Reporting Person
      Peterborough PE1 2RF                                     ---------------------------------
      ENGLAND
  -----------------------------------------------------------------------------------------
  TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
  -----------------------------------------------------------------------------------------
  1.  Title of Security                                        4.  Nature of Indirect Beneficial
      (Instr. 4)                                                   Ownership
                                                                   (Instr. 5)
  -----------------------------------------------------------------------------------------
      Class A Common Stock, par value $0.01 per share
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

---------------
(1) See note 1 on attached page.

FORM 3 (CONTINUED)         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

 ----------------------------------------------------------------------------------------------------------------------------
  1. Title of Derivative          2. Date Exercisable and Expiration Date   3. Title and Amount of Securities Underlying
     Security (Instr. 4)             (Month/Day/Year)                          Derivative Security (Instr. 4)
                                  -----------------------------------------------------------------------------------------
                                   Date Exercisable      Expiration Date               Title                   Amount or
                                                                                                           Number of Shares
 ----------------------------------------------------------------------------------------------------------------------------

 Class B Common Stock, par value                                            Class A Common Stock, par
  $0.01 per share(2)                                                         value $0.01 per share
 ----------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------
  1. Title of Derivative          4. Conversion or     5. Ownership Form    6. Nature of
     Security (Instr. 4)             Exercise Price       of Derivative        Indirect
                                     of Derivative        Security: Direct     Beneficial
                                     Security             (D) or Indirect      Ownership
                                                          (I) (Instr. 5)       (Instr. 5)
 ----------------------------------------------------------------------------------------------------------------------------
 Class B Common Stock, par value
  $0.01 per share(2)
 ----------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------------

**International misstatements or omissions of facts           /s/ CHRISTOPHER R. INNIS                    December 16, 1998
constitute Federal Criminal Violations.                       ---------------------------------------     --------------------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                   ** Signature of Reporting Person            Date
                                                              EMAP plc
Note: File three copies of this Form, one of which must be    By: Christopher R. Innis
manually signed. If space is insufficient.                    Title: Director of Corporate Strategy
      See Instruction 6 for procedure.
Potential persons who are to respond to the collection of
information contained in this form are not
required to respond unless the form displays a currently
valid OMB Number.
                                                              /s/ CHRISTOPHER R. INNIS                    December 16, 1998
                                                              ---------------------------------------     --------------------
                                                              **Signature of Reporting Person             Date
                                                              EMAP Acquisition Corp.
                                                              By: Christopher R. Innis
                                                              Title: President, Secretary and Treasurer

---------------
(2) See note 2 on attached page.

                            EXPLANATION OF RESPONSES

     (1) On December 15, 1998, EMAP plc ("Parent") and EMAP Acquisition Corp. (the "Purchaser") entered into a Stockholders' Agreement (the "Stockholder Agreement") with certain of the directors and executive officers of The Petersen Companies, Inc., a Delaware corporation (the "Company"), and certain other persons (collectively, the "Selling Stockholders") pursuant to which each Selling Stockholder has unconditionally agreed to tender into the Purchaser's tender offer (the "Offer") for all the outstanding Shares (as defined below) in accordance with an Agreement and Plan of Merger dated as of December 15, 1998, among Parent, the Purchaser and the Company (the "Merger Agreement"), and not to withdraw therefrom, all the shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), and Class B Common Stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of the Company that such Selling Stockholder owned on December 15, 1998 (comprising 18,406,656 Class A Shares and 7,886,290 Class B Shares for all the Selling Stockholders) as well as any Shares thereafter acquired by it, including upon the exercise of stock options. In addition, the Selling Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all the Selling Stockholders' Shares (including those acquired after the execution of the Stockholder Agreement) at a price per share equal to $34.00 per share, subject to certain conditions. Under the Stockholder Agreement, each Selling Stockholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances.

     (2) Pursuant to the terms of the Merger Agreement, the Purchaser has the right to exchange each Class B share received in the Offer for a Class A Share. On December 15, 1998, there were 7,886,290 Class B Shares outstanding, all of which were owned by the Selling Stockholders.